June 30, 2022

By EDGAR

Erin Purnell

Acting Legal Branch Chief

Division of Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Huadi International Group Co., Ltd.
Registration Statement on Form F-3 (File No. 333-265882)

Dear Mr. Purnell:

Reference is made to the Registration Statement on Form F-3 (File No. 333-265882) filed by Huadi International Group Co., Ltd. on June 28, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

By:	/s/ Huisen Wang
Huisen Wang
Chief Executive Officer & Chairman of the Board